UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CENTURYLINK, INC.
(Name of Issuer)

COMMON STOCK, $1.00 PAR VALUE
(Title of Class of Securities)

156700106
(CUSIP Number)

Keith Meister
Patrick J. Dooley, Esq.
Corvex Management LP
667 Madison Avenue
New York, NY 10065
(212) 474-6700

Jeffrey L. Kochian
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-8069
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156700106

1.	Name of Reporting Person: CORVEX MANAGEMENT LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 29,998,645*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 29,998,645*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,998,645*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 5.5%*
14.	Type of Reporting Person (See Instructions): PN, IA

(*)	See Item 5.

CUSIP No. 156700106

1.	Name of Reporting Person: KEITH MEISTER
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 29,998,645*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 29,998,645*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,998,645*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 5.5%*
14.	Type of Reporting Person (See Instructions): IN, HC

(*)	See Item 5.

Item 1.	Security and Issuer

The title of the class of equity security to which this statement on Schedule 13D relates is the common stock, par value $1.00 per share (the “Shares”), of CenturyLink, Inc., a Louisiana corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 100 CenturyLink Drive, Monroe, Louisiana 71203.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2.	Identity and Background

This statement on Schedule 13D is filed on behalf of Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister, a U.S. citizen (collectively, the “Reporting Persons”).  This statement relates to Shares held for the accounts of certain private investment funds for which Corvex acts as investment adviser, including Corvex Master Fund, LP and Corvex Select Equity Master Fund LP, each a Cayman Islands limited partnership, the general partner of each of which is controlled by Mr. Meister (collectively, the “Corvex Funds”).  The general partner of Corvex is controlled by Mr. Meister.  The principal business address of each of Corvex and Mr. Meister is 667 Madison Avenue, New York, NY 10065.  The principal business of Corvex is serving as the investment adviser of private investment funds, whose principal business is investing in securities.  Mr. Meister’s principal occupation is serving as the Managing Partner of Corvex.  A joint filing agreement of Corvex and Mr. Meister is attached hereto as Exhibit 1.

During the last five years, none of Corvex, Mr. Meister or any of the Corvex Funds has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons used the working capital of the Corvex Funds to purchase the 2,726,702 Shares reported herein and to acquire the call options and equity forward purchase contracts referenced in Item 5.  The total purchase price for the Shares reported herein was approximately $67,163,207, the purchase price to acquire such call options was approximately $2,029,564, and the purchase price to acquire such equity forward purchase contracts was $382,736,553.

Various of the Reporting Persons may effect purchases of securities through margin accounts maintained for the Corvex Funds with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies.  Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares over which they exercise beneficial ownership in the belief that the Shares are undervalued and are an attractive investment.

On May 8, 2017, Keith Meister gave a presentation at the Sohn Conference in New York which discussed Corvex’s view of the transformational opportunities which Corvex believes can be created for the Issuer as a result of its proposed combination with Level 3 Communications, Inc. (“Level 3”).  A copy of the written materials prepared by Corvex and presented at the Sohn Conference is attached as Exhibit 3.

Mr. Meister expressed the view that the combination with Level 3 presents the unprecedented opportunity to: (i) drive significant free cash flow accretion and secure the Issuer’s dividend, (ii) enhance its EBITDA outlook including growth through cost synergies, and (iii) improve the Issuer’s long-term revenue trajectory.  However, Mr. Meister also noted that it is critical to the success of the combined company that the Issuer ensure that the Chief Executive Officers of both companies — Glen Post, who is 64 years old and has served as CEO of the Issuer for 25 years, and Jeff Storey — who is 56 years old and has served as CEO of Level 3 for 4 years — have senior executive roles at the Issuer as of the closing of the combination.  Corvex believes that Mr. Post should continue to serve as Chief Executive Officer of the Issuer and Mr. Storey should join the Issuer in a senior role as President of the Issuer for an initial integration period of approximately 1 year after the closing of the combination, and that after such period, as part of the succession plan for the Issuer, Mr. Storey should step into the role of Chief Executive Officer, with Mr. Post becoming Chairman of the Issuer.  Corvex urges the Board of Directors of the Issuer (the "Board") to promptly consider and then implement a plan consistent with this proposal, and to announce it in the near future.

The Reporting Persons expect to have conversations with the Issuer and may also have conversations with third parties and shareholders of the Issuer and others regarding this proposal.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investments in the Issuer as they deem appropriate.  These actions may include, without limitation:  (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are convertible into Shares, or are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) Corvex may be deemed to be the beneficial owner of 2,726,702 Shares, 12,000,000 Shares underlying the call options referenced below in this Item 5, and 15,271,943 Shares underlying the equity forward purchase contracts referenced below in this Item 5, which collectively represent approximately 5.5% of the Issuer’s outstanding Shares.  By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares.  The Reporting Persons may be deemed to have sole power to vote and sole power to dispose of 29,998,645 Shares.

The percentage calculated in the immediately foregoing paragraph is calculated based on a total of 548,812,063 Shares outstanding as of April 27, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2017.

The call options referenced above are over-the-counter market American-style call options referencing an aggregate of 4,000,000 Shares, which have an exercise price of $28 per Share and expire on October 20, 2017, over-the-counter market American-style call options referencing an aggregate of 8,000,000 Shares, which have an exercise price of $30 per Share and expire on October 20, 2017.

In addition, Corvex sold over-the-counter market American-style put options referencing an aggregate of 4,000,000 Shares, which have an exercise price of $22 per Share and expire on October 20, 2017.

The equity forward purchase contracts referenced above provide for the purchase of the number of Shares set forth in Exhibit 2 at the prices listed in such Exhibit on May 31, 2018, unless earlier exercised by Corvex.  Corvex expects to promptly seek the requisite clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and thereafter to promptly exercise the equity forward purchase contracts referenced in this Item 5.

(c) Except as set forth in Exhibit 2 attached hereto, there have been no transactions in the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

Exhibit 2	Transactions in the Shares effected in the past 60 days

Exhibit 3	Presentation dated May 8, 2017

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2017	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: May 8, 2017	KEITH MEISTER

	By:	/s/ Keith Meister
Keith Meister

EXHIBIT 1

AGREEMENT
JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendments thereto reporting each of the undersigned’s beneficial ownership of securities of CenturyLink, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: May 8, 2017	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Name: Keith Meister
Title: Managing Partner

Date: May 8, 2017	KEITH MEISTER

	By:	/s/ Keith Meister

EXHIBIT 2

TRANSACTIONS

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 3:00 p.m., New York City time, on May 8, 2017. Except as otherwise noted below, all such transactions were purchases or sales of securities effected in the open market, and the table includes commissions paid in per share prices.

NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES		PRICE PER SHARE / PREMIUM PER OPTION ($)
Purchase of Common Stock	04/03/2017	259,967		23.51
Purchase of Common Stock	04/04/2017	690,998		23.81
Purchase of Common Stock	04/05/2017	850,000		24.19
Purchase of Common Stock	04/06/2017	187,400		24.47
Purchase of Common Stock	04/07/2017	66,600		24.71
Purchase of Equity Forward Purchase Contracts	04/07/2017	409,743	(1)	24.69
Purchase of Equity Forward Purchase Contracts	04/10/2017	350,000	(1)	24.86
Purchase of Common Stock	04/11/2017	400,000		24.88
Purchase of Equity Forward Purchase Contracts	04/11/2017	535,000	(1)	24.87
Purchase of Common Stock	04/12/2017	100,000		24.89
Purchase of Equity Forward Purchase Contracts	04/12/2017	581,600	(1)	25.06
Purchase of Equity Forward Purchase Contracts	04/13/2017	400,000	(1)	25.17
Purchase of Equity Forward Purchase Contracts	04/17/2017	346,800	(1)	25.35
Purchase of Equity Forward Purchase Contracts	04/18/2017	300,000	(1)	25.15
Purchase of Equity Forward Purchase Contracts	04/19/2017	588,000	(1)	25.26
Purchase of Equity Forward Purchase Contracts	04/20/2017	1,260,000	(1)	25.39
Purchase of Common Stock	04/21/2017	45,000		25.29
Purchase of Equity Forward Purchase Contracts	04/21/2017	797,000	(1)	25.32
Purchase of Equity Forward Purchase Contracts	04/24/2017	456,600	(1)	25.48
Purchase of Common Stock	04/25/2017	255,000		25.71
Purchase of Equity Forward Purchase Contracts	04/25/2017	2,342,000	(1)	25.80
Purchase of Equity Forward Purchase Contracts	04/26/2017	971,400	(1)	25.95
Sale of Common Stock	04/27/2017	(930,000)		25.87
Purchase of Equity Forward Purchase Contracts	04/27/2017	844,300	(1)	25.88
Purchase of Equity Forward Purchase Contracts	04/27/2017	4,000,000	(2)	0.51	(3)

Sale of Put Options	04/27/2017	(4,000,000)	(4)	0.52	(5)
Purchase of Common Stock	04/28/2017	808,937		25.58
Sale of Common Stock	04/28/2017	(360,000)		25.53
Purchase of Call Options	04/28/2017	4,000,000	(2)	0.26	(6)
Purchase of Common Stock	05/01/2017	637,800		25.55
Sale of Common Stock	05/01/2017	(360,000)		25.60
Purchase of Call Options	05/01/2017	4,000,000	(2)	0.28	(6)
Purchase of Equity Forward Purchase Contracts	05/01/2017	237,500	(1)	25.45
Purchase of Equity Forward Purchase Contracts	05/02/2017	427,000	(1)	25.85
Purchase of Common Stock	05/03/2017	75,000		25.54
Purchase of Equity Forward Purchase Contracts	05/03/2017	925,000	(1)	25.54
Purchase of Equity Forward Purchase Contracts	05/04/2017	2,000,000	(1)	23.64
Purchase of Equity Forward Purchase Contracts	05/05/2017	1,000,000	(1)	23.64
Purchase of Equity Forward Purchase Contracts	05/08/2017	500,000	(1)	23.62
___________________________

(1)	Issued as American-style call and European-style put options and reissued as equity forward purchase contracts.
(2)	Represents Shares underlying American-style call options purchased in the over-the-counter market. These call options expire on October 20, 2017.
(3)	This amount represents the cost of an applicable American-style over-the-counter market call option to purchase one Share. The per Share exercise price of these call options is $28.
(4)	Represents Shares underlying American-style put options sold in the over-the-counter market. These put options expire on October 20, 2017.
(5)	This amount represents the proceeds received from an applicable American-style over-the-counter market put option to sell one Share. The per Share exercise price of these put options is $22.
(6)	This amount represents the cost of an applicable American-style over-the-counter market call option to purchase one Share. The per Share exercise price of these call options is $30.